CONTACTS:
Angus Morrison
Sr. VP & Chief Financial Officer
(770) 822-4295

FOR IMMEDIATE RELEASE

May 14, 2002

NATIONAL VISION REPORTS FIRST QUARTER RESULTS
FOR THE PERIOD ENDED MARCH 30, 2002

LAWRENCEVILLE, GEORGIA - National Vision, Inc., a national retail optical company, today announced results for the first quarter ended March 30, 2002.

For the quarter, the Company recorded net sales of $61.9 million and gross profit of $34.9 million, versus pro forma net sales of $60.9 million and pro forma gross profit of $33.4 million, recorded in the comparable period last year from the Company’s continuing operations. Sales from domestic stores that are part of continuing operations increased 1.5% from levels recorded in the comparable period last year. Earnings before interest, taxes, depreciation, and amortization (EBITDA) in the current period were $7.1 million, which approximates pro forma EBITDA of $7.2 million achieved in the comparable period last year.  At the end of the first quarter, the Company operated 516 vision centers, versus 502 vision centers on a pro forma basis at the end of the first quarter a year ago. Of the Company’s current vision centers, 399 are in domestic Wal-Mart stores, 37 are in Wal-Mart de Mexico stores, 56 are located in Fred Meyer stores, and 24 are in military bases throughout the United States.

James W. Krause, Chairman and Chief Executive Officer, commented, “During the first quarter, the Company achieved positive sales growth and maintained our cash flow levels versus the prior year.  In addition, we made a $7.1 million interest payment and repaid a portion of the principal on our senior notes.  I am excited about a number of initiatives and innovations that we are currently pursuing.  Also, we are pleased to welcome Reade Fahs to the organization as President and Chief Operating Officer.”

Reade Fahs remarked,  “I look forward to being a part of the changes taking place at National Vision.  We have a great store base with an experienced and enthusiastic organization ready to support our customers and our store operations.  I believe that, with renewed energy and focus, we can re-ignite our retail operations.”

All references to pro forma results in this release refer to results of the Company’s current vision centers after giving effect to the dispositions made during the Company’s restructuring process as if they had occurred at the beginning of the periods indicated.  Additionally, pro forma results are prior to restructuring and reorganization costs incurred during the bankruptcy proceedings, as well as large non-cash provisions.  A reconciliation between pro forma results and historical results presented in the Company’s 2002 first quarter 10-Q is set forth in the attached financial tables.

National Vision, Inc.
May 14, 2002
Page Two

The Company made significant cash payments during the first quarter, including a principal repayment, a semi-annual interest payment and the final 2001 rent reconciliation payment to Wal-Mart.  These payments were funded from current cash balances and cash flow from operations.  After making these payments, cash balances at quarter end were $7.1 million versus a 2001 year-end cash balance of $9.8 million

The Company adopted “fresh start” accounting on June 2, 2001.  The attached Pro Forma Condensed Consolidated Statements of Operations present pro forma information for the continuing businesses. Due to the fresh start accounting and the disposition of unprofitable store operations, the results since June 2, 2001 are generally not comparable to periods prior to this date.

In conjunction with the first quarter results, the Company will hold an Investor Relations Conference Call on Wednesday, May 15, 2002 at 11:00 a.m. EST.  The general public can access this Conference Call via the Company’s web site at www.nationalvision.com.  At the conclusion of the prepared remarks by management, the Company will accept and address questions from institutional investors.  The Company’s common stock and senior notes are listed on the American Stock Exchange. The common stock of the Company trades under the symbol “NVI” and the senior notes trade under the symbol “NVI.A”.

This release includes statements concerning the Company's plans, beliefs and expectations for future periods.  These “forward-looking statements” may be identified by the use of words such as “intends,” “contemplates,” “believes,” “anticipates,” “expects,” “should,” “could,” “would” and words of similar import.  These forward-looking statements involve known and unknown risks and uncertainties that could cause actual results to differ materially from the expectations expressed or implied in such statements.

These risks and uncertainties include, among others, impaired relationships with the Company’s vendors or customers as a result of the Company’s recent emergence from bankruptcy, the Company’s high leverage and its potential inability to repay its debt, an adverse change in the Company’s relationship with Wal-Mart, changes in economic conditions (including an increase in interest rates), financial markets or customer demand, the level of competition in the retail eyecare industry, federal and state regulation of the healthcare and insurance industries (particularly in California), the Company's financial condition and other risks and uncertainties set forth in the Company's filings with the Securities and Exchange Commission.

All forward-looking statements included in this release are based upon management's present expectations and the information available at this time. The Company does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or other factors.